Exhibit 99.1

Vermilion Energy Inc. Adopts an Additional Amendment to the Vermilion Incentive Plan

CALGARY, April 17, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) announces that it has adopted an additional amendment to the Vermilion Incentive Plan (the "VIP"). The amendment is in addition to other amendments to the VIP and other items of business to be considered by shareholders of the Company at the annual general and special meeting of shareholders of the Company to be held on Wednesday, May 1, 2013 at 1:30 p.m. (Calgary time).  Further information regarding the shareholder meeting, including a description of the other items of business to be considered at the meeting, is set forth in Vermilion's notice of meeting and management proxy circular dated April 2, 2013, copies of which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.vermilionenergy.com.

In consultation with Institutional Shareholder Services Inc. ("ISS"), an independent proxy voting advisory and corporate governance services firm, Vermilion's Board of Directors has decided to amend the number of common shares reserved under the VIP. The amendment changes the number of common shares reserved for issuance from treasury under the VIP, from 10% of the aggregate number of issued and outstanding common shares, to 5% of the aggregate number of issued and outstanding common shares less any other common shares granted under any other security based compensation plans of Vermilion, calculated on an undiluted basis.  Vermilion believes this significant amendment coupled with its conservative and prudent historical VIP use and strong relative market performance, should sufficiently address noted ISS concerns regarding the maximum level of potential shareholder value transfer that could result under the VIP.

In conjunction with this amendment, 2,978,458 unallocated share awards will be available for future issuance under the VIP (based on the number of issued and outstanding share awards and common shares on March 15, 2013). At the meeting, shareholders will be asked to approve all unallocated share awards under the VIP, as amended or supplemented from time to time, which approval shall be effective until May 2, 2016.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO;
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 20:42e 17-APR-13